January 13, 2010

Via Edgar and Facsimile (703) 813-6983

Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

This letter responds to your letter dated December 30, 2009 to Alliance Financial Corporation (the “Company”). For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.	We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, it appears that you have modified the language in paragraphs 4(d) and 5. We note similar modifications in Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response: The Company will revise its certifications in future filings to ensure they are in the form as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11 – Executive Compensation, page 5

Performance Based Incentive Compensation, page 8

2.	Please tell us why you have not disclosed all of the performance targets utilized in determining incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for Efficiency ratio, regulatory ratings and non-interest expense that were used as bases for determining short-term incentive compensation. We also note that you have not disclosed the specific targets for return on equity, net income and “other financial performance measurements” that were used as bases for determining executive incentive retirement plan compensation. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the Performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04. Please also refer to your May 8, 2008 response to comment 7 in our letter dated April 24, 2008.

Response: In 2008, the Company’s primary performance objectives used in determining incentive compensation were net income and return on equity. The Company disclosed the target and actual amounts for these two performance objectives in its Form 10-K/A on page 8.

As noted in the Form 10-K/A, the Company also considers other performance metrics in its incentive compensation program, such as efficiency ratio, regulatory ratings and operating expenses, however each of these items is deemed to be less significant relative to the two primary objectives of net income and return on equity in the context of setting incentive compensation payments. It is for this reason that the Company concluded that a brief mention of the factors, without discussion of numerical targets, was sufficient. The

Company will re-evaluate the significance of individual performance objectives in its incentive compensation programs for 2009 and future years and modify its disclosures accordingly to ensure a thorough discussion of the significant performance objectives.

The performance objectives for the executive incentive retirement plan were identical to the short-term incentive program. The Company acknowledges a description of the requirements for payments under this or any other such incentive compensation programs is appropriate and such descriptions will be included in future filings.

3.	We note that your named executive officers qualified for short-term incentive compensation payments based on the company’s attainment of its net income and return on equity targets. Please tell us why you do not discuss in greater detail how the board of directors determined the short-term incentive compensation awards. We note, in particular, that you do not discuss the company’s performance compared to all of the performance targets, nor do you discuss how the board determined the particular amounts to be paid to each of the named executive officers under the program.

Response: The Company’s incentive compensation program in 2008 was an informal program which did not specifically identify the amounts which any employee, including the named executive officers, would qualify for upon attainment of the Company’s performance objectives. Further, the Company considers the short-term incentive compensation paid to the named executive officers, which ranged from 12% to 20.6% of each executive’s base compensation, to be relatively modest and not requiring of an in-depth discussion of the appropriateness of the amounts.

In 2009 the Company’s Compensation Committee engaged a third-party compensation consultant to assess the competitiveness of its executive total compensation program and to assist in developing appropriate compensation programs. The Company expects to approve a more formal and documented executive compensation program in January 2010 which will provide a basis for additional discussion of executive compensation decisions in future filings.

Item 13 – Certain Relationships, Related Transactions and Director Independence, page 19

4.	You disclose that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. Please also refer to your May 8, 2008 response to comment 8 in our letter dated April 24, 2008.

Response: The Company confirms that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. The Company will revise its disclosure of related transactions in future filings as appropriate pursuant to Instruction 4(c) to Item 404(a).

Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended September 30, 2009

Financial Statements

Fair Value Measurements

5.	In your Form 10-K as of December 31, 2008 and Form 10-Q as of September 30, 2009, you state that when you use independent appraisals for your impaired loans, you consider these inputs to be classified as Level 2. Due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, etc. we believe that even though an appraisal is performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using independent appraisals are not considered to use Level 3 inputs.

Response: The Company concurs that appraisals, although prepared by independent third parties, contain sufficient subjectivity which would warrant their classification as a Level 3 input. The Company will classify independent appraisals as Level 3 inputs in future filings.

6.	We note that you have measured the fair value of various assets using Level 3 inputs. However, we did not note the reconciliation of the beginning and ending balances for the assets with Level 3 inputs in accordance with ASC Topic 820-10-50-2c. Please revise future filings to include these required disclosures.

Response: The Company will revise future filings to reflect the reconciliation of the beginning and ending balances of assets with Level 3 inputs in accordance with ASC Topic 820-10-50-2c.

Forms 8-K

7.	We note your presentation of “tangible common equity” in the exhibit to your Item 2.02 Form 8-K filed on October 14, 2009 and in various other Item 2.02 Forms 8-K filed on dates prior to October 14, 2009. We also note your disclosure of “tangible common equity to tangible assets” in the exhibit to your Item 8.01 Form 8-K filed on May 11, 2009. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•

To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as the ratios in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Response: The Company will revise future filings to provide the disclosures required by Item 10(e)(1)(i) for “tangible common equity” and any other non-GAAP disclosures included in the Company’s filings. The Company will include the following disclosure format relative to tangible common equity in future filings:

The Company uses certain non-GAAP financial measures, such as the Tangible Common Equity to Tangible Assets ratio (TCE), to provide information for investors to effectively analyze financial trends of ongoing business activities, and to enhance comparability with peers across the financial sector. The Company believes TCE is useful because it is a measure utilized by regulators, market analysts and investors in evaluating a company’s financial condition and capital strength. TCE, as defined by the Company, represents Common equity less Goodwill and intangible assets.

A reconciliation from the Company’s GAAP Total Equity to Total Assets ratio to the Non-GAAP Tangible Common Equity to Tangible Assets ratio is presented below:

Actual at Sept. 30, 2009 (in thousands)

Total assets	$1,456,276

Less: Goodwill and intangible assets, net	42,438

Tangible assets (non-GAAP)	$1,413,838

Total Equity	124,770

Less: Goodwill and intangible assets, net	42,438

Tangible Common Equity (non-GAAP)	82,332

Total Equity/Total Assets	8.57%

Tangible Common Equity/Tangible Assets (non-GAAP)	5.82%

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above information is responsive to your comments. If I can be of any assistance in facilitating the conclusion of your review, please contact me at (315) 475-4478.

Sincerely,

/s/ J. Daniel Mohr
J. Daniel Mohr
Treasurer and Chief Financial Officer
Alliance Financial Corporation

cc:	J. Doyle, Nixon Peabody LLP, Rochester, NY

R. Schaberg, Hogan & Hartson, LLP, Washington, DC